Filed by Duddell Street Acquisition Corp.
This communication is filed pursuant to Rule 425 under the
United States Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Duddell Street Acquisition Corp.
Commission File Number: 001-39672
Date: July 12, 2022

Subject Line: Important Info about Equity Awards & ESPP

July 8, 2022

Dear Global Team,

Following our Special Global All Hands today, where — among other items — we discussed the benefits for our team members of becoming a public company, I wanted to follow up with an email which provides the same overview I gave during our meeting. This will allow you to further review the information and updates which were presented, and allow those who could not attend today’s Global All Hands to have access to this important and timely information.

As you have likely heard by now, we recently cleared the U.S. Securities and Exchange Commission (“SEC”)’s review process for our going public transaction. We’re now working towards closing and completing the public listing on the New York Stock Exchange (“NYSE”) in the coming weeks.

Given the exciting news of our public offering, we wanted to give the team more information about some key benefits to team members of FiscalNote becoming a public company: specifically, our adoption of both an enhanced equity plan, as well as a new employee stock purchase plan (“ESPP”). We also wanted to explain how your existing FiscalNote shares and equity awards will be affected by our near-future status as a public company.

In this document, and on our Confluence page (“FiscalNote’s Equity Plans and Awards”), you’ll find a high level overview of each of these plans. Going forward, we will schedule further education session opportunities for anyone who wants more detailed information or has questions about how our equity compensation and ESPP plans will work.

I’m very excited about the journey we are about to start together as a public company. As Tim stated this morning, this isn’t the end…but the beginning of a purposeful and impactful new chapter in FiscalNote’s amazing story. These new benefits are an important way to help ensure all of our Global Team members are true stakeholders in our company and have tangible ownership in our growth and success.

Best,

Vibha Jain Miller

Additional Information and Where to Find It

In connection with the previously announced business combination (the “Business Combination”), Duddell Street Acquisition Corp. (“DSAC”) has filed relevant materials with the Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-4 (the “Registration Statement”), which includes a proxy statement/prospectus of DSAC, which was declared effective by the SEC on July 1, 2022, and will file other documents regarding the Business Combination with the SEC. DSAC's shareholders and other interested persons are advised to read the definitive proxy statement and documents incorporated by reference therein filed in connection with the Business Combination, as these materials contain important information about DSAC, FiscalNote Holdings, Inc. (“FiscalNote”) and the Business Combination. DSAC has mailed the definitive proxy statement/prospectus and a proxy card to each DSAC shareholder entitled to vote at the extraordinary general meeting of shareholders to be held at 9:00 a.m. EDT on July 27, 2022. Before making any voting or investment decision, investors and shareholders of DSAC are urged to carefully read the entire Registration Statement and proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the Business Combination. The documents filed by DSAC with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

DSAC and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in DSAC are included in the proxy statement/prospectus for the Business Combination at www.sec.gov. Information about DSAC's directors and executive officers and their ownership of DSAC shares is set forth in DSAC's annual report on Form 10-K, dated April 14, 2022. Other information regarding the interests of the participants in the proxy solicitation is included in the proxy statement/prospectus pertaining to the Business Combination. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DSAC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the proxy statement/prospectus pertaining to the Business Combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "will," "are expected to," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "pro forma," "outlook" or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote's industry and market sizes, future opportunities for FiscalNote and DSAC, FiscalNote's estimated future results and the proposed business combination between DSAC and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of DSAC's and FiscalNote's managements and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond DSAC's or FiscalNote's control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, DSAC and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.